Exhibit 15.2

Tantech Holdings Ltd. Announces Fiscal Year 2017 Financial Results

LISHUI, China, May 11, 2018 -- Tantech Holdings Ltd. (NASDAQ: TANH), (“Tantech” or the “Company”), an alternative energy company with diversified operations, including the manufacturing of bamboo-based charcoal products and Electric Vehicles (EVs), today announced its financial results for its fiscal year ended December 31, 2017.

Financial Highlights (All Figures Approximated)

☐	Total revenues increased by 6.3%, or approximately $2.6 million, to $43.1 million

☐	Total gross profit from following segments decreased by 18.2%, or approximately $2.4 million, to $10.7 million

•	Gross profit from the Company’s Consumer Products segment decreased by 33.6%, or $4.2 million, to $8.3 million

•	Gross profit from the Company’s Trading segment decreased by 21.0%, or $0.1 million, to $0.4 million

•	Revenues from newly acquired Electronic Vehicle segment was approximately $8.6 million.

☐	Despite the decline in gross profit, the Company was still able to achieve net income attributable to common stockholders of $3.8 million, or $0.15 per share for fiscal year 2017

☐	The Company expects increased revenue and a concerted increase in development of new electric vehicle models in 2018 and beyond driven by innovation, new business development initiatives and more streamlined operations

Mr. Zhengyu Wang, Chairman and CEO of Tantech said, “During the reporting period, the Company continued to implement its transformation efforts by focusing on special purpose electric automobiles. The Company made a concerted effort to create efficiencies and improve competitiveness. During the reporting period, the Company reported $43.1 million in revenue and $3.8 million in net profit attributed to shareholders.

In FY 2017, the Company acquired a 70% ownership interest in Suzhou E Motors Co., Ltd. (“Suzhou E-Motors”), a Chinese manufacturer of special purpose electric vehicles and power batteries. After the acquisition, Suzhou E-Motors became a majority-owned subsidiary of the Company. During the reporting period, Suzhou E-Motors generated $1.9 million in revenue.”

Mr. Wang continued, “In a bid to improve efficiencies, the Company agreed to dispose of its Electric Double-Layer Capacitor (“EDLC”) carbon business during the reporting period. Compared to lithium-ion batteries, EDLC carbon, the key material to make super capacitors, is more environmentally friendly and requires less time to recharge. However, as China’s policies prefer lithium-ion batteries over other battery technologies in the electric automobile industry, demand for EDLC and super capacitors has shrunk sharply. Recognizing the challenges, the Company in December sold the EDLC carbon business to a Chinese start-up company controlled by Dr. Zaihua Chen, the Company’s former Chief Technology Officer.

“In early 2018, the Company also acquired an 18% equity interest in Libo Haokun Stone Co., which owns a small marble quarry in the southwestern province of Guizhou, for $18.2 million. Since its establishment, the Company has accumulated rich customer resources and has built a strong brand image in home decoration and indoor air purification. With China’s growing economy and rising household income, marble has become a favored choice for commercial construction and home decoration because of its endurance and environmentally friendly fabrication process. The investment in Libo Haokun was aimed at diversifying risk and creating more value for our shareholders.,” continued Mr. Wang.

“Looking ahead to fiscal 2018, as China makes adjustments to government policies for alternative energy automobiles, the Company will accelerate the research and development for and launch of new models, expand production capacity and improve product competitiveness to satisfy various demands and will work toward realizing its goal of becoming the leading manufacturer of special purpose electric automobiles in China.” Mr. Wang concluded.

Full Year 2017 Financial Results

Revenues

Revenues increased by approximately $2.6 million, or 6.3%, to approximately $43.1 million in fiscal 2017 from approximately $40.5 million in fiscal 2016. The increase was mainly attributable to approximately $8.6 million in revenue from our new electronic vehicle (“EV”) segment and approximately $1.3 million increase in revenue from our trading segment, offset by a $7.7 million decrease in revenue from our consumer product segment.

	For the Twelve Months Ended December 31,
	2017			2016
	Revenues ($’000)	Gross Profit ($’000)	Gross Margin (%)	Revenues ($’000)	Gross Profit ($’000)	Gross Margin (%)
Consumer product	32,676	8,319	25.5%	39,979	12,528	31.3%
Trading	1,829	417	22.8%	554	528	95.3%
Electric Vehicles	8,579	1,943	22.7%	-	-	-

Total	43,084	10,679	24.8%	40,533	13,056	32.2%

Revenues for the consumer product segment decreased by $7.7 million, or 18%, to $32.7 million for fiscal 2017 from $40.0 million for fiscal 2016. The gross margin of our consumer product segment decreased from 31.3% in fiscal 2016 to 25.5% in fiscal 2017. The decrease in our revenue from our consumer product segment in 2017 was due to decreasing orders from the company’s traditional selling channels. During fiscal 2017, the Company gradually reduced its relationships with certain supermarket customers with low selling prices and unfavorable profit margins. On the other hand, the Company increased sales to distributors during the current period. In response to market competition, the Company also reduced its average selling price by approximately 3% to 5% to satisfy customers’ demand in fiscal 2017 as compared to fiscal 2016.

In our trading segment, revenue was approximately $1.8 million in fiscal 2017, increasing 230% from $0.6 million in fiscal 2016. In fiscal 2016, we dropped the trading business of non-”Charcoal Doctor” products, because those products disrupted our own branded charcoal products sales. The change in marketing strategy caused lower sales volume and revenue in fiscal 2016. Starting in fiscal 2017, the Company focused on promoting “Charcoal Doctor” products in the market. As a result, our domestic sales of “Charcoal Doctor” products increased from $0.1 million in fiscal 2016 to $1.4 million in fiscal 2017, while export sales remained around $0.4 million in both years. The gross margin in export sales is generally higher than in domestic sales. The decline in gross margin in fiscal 2017 was due to the fact that approximately 76% of sales in fiscal 2017 were made to the domestic market with lower margins, compared to only 19% sales to domestic market in fiscal 2016.

On July 12, 2017, the Company completed the acquisition of 70% of the equity interests of Suzhou E-Motors Co., Ltd (“E-Motors”), a specialty electric vehicles and power batteries manufacturer based in Zhang Jia Gang City, Jiangsu Province, People’s Republic of China. The revenue for our new EV segment was approximately $8.6 million in fiscal 2017 with a gross margin of 22.6%. The Company sold 196 electronic vehicles in fiscal 2017 with an average price of approximately $47,000.

As mentioned above, until recently, the Company had another Biofuel Energy segment, which primarily produces and sells BBQ charcoal and bamboo-based fuel for EDLC. Our EDLC carbon and low emission barbecue charcoal products are facing increasing challenges from rapid technology innovation, competition from large international rivals, and our limited sales network for these products. Thus, we decided to cease operations of our EDLC carbon segment and sold certain key assets to an entity headed by our former Chief Technology Officer. On December 14, 2017, the Company and ZheJiang Apeikesi Energy Technology Co., Ltd signed a purchase agreement, pursuant to which, the Purchaser agreed to acquire certain assets and all copyrights and technology know-how related to EDLC carbon business from the Company’s wholly-owned subsidiary Tantech Energy.

Cost of revenues

Our cost of revenues increased by approximately $4.9 million or 17.9% to approximately $32.4 million in fiscal 2017 from approximately $27.5 million in fiscal 2016. The increase in cost of revenues was mainly attributable to approximately $6.6 million cost of revenue for EV segment.

Gross profit

Our gross profit decreased by approximately $2.3 million, or 18.2%, to approximately $10.7 million in fiscal 2017 from approximately $13 million in fiscal 2016. The gross profit margin was 24.8% in fiscal 2017, as compared to 32.2% in fiscal 2016. On a segment basis, gross margins for consumer product and trading were 25.5% and 22.8%, respectively, for fiscal 2017, compared to 31.3%, and 95.4%, respectively, for fiscal 2016. The decrease in gross margin was primarily attributable to the lower selling price related our consumer products and trading segment in fiscal 2017.

Selling expenses

Selling expenses increased by approximately $0.1 million to approximately $0.8 million in fiscal 2017 compared to approximately $0.7 million in fiscal 2016. The increase in selling expenses was primarily attributable to $0.3 million of selling expense in our EV segment, which is our new business segment acquired in fiscal 2017. The selling expense for our consumer product segment and trading segment decreased by $0.2 million comparing to fiscal 2016.

General and administrative expenses

Our general and administrative expenses increased by approximately $1.0 million or 28.4%, to approximately $4.7 million in fiscal 2017 from approximately $3.6 million in fiscal 2016. The increase was primarily attributable to additional allowances of $2.6 million provided for the accounts receivable as of December 31, 2017.

Research and development expenses

Research and development expenses increased by $0.5 million, or 358.4%, to $0.6 million in fiscal 2017 from $0.1 million in fiscal 2016. The increase was primarily due to our R&D efforts in our new EV segment during the second half of fiscal 2017. We intend to focus more efforts on the EV segment going forward.

Provision for income taxes

Our provision for income taxes was approximately $1.5 million in fiscal 2017, an increase of approximately $0.2 million or 11.2% from approximately $1.4 million in fiscal 2016. Even though the Company had a lower income before income tax from continuing operations, the Company provided full valuation allowance on bad debt reserves due to uncertainties in realizing those tax benefits in the future, which resulted in higher income tax provision in fiscal 2017.

Net income attributable to common stockholders

Our net income attributable to common stockholders was approximately $3.8 million in fiscal 2017, a decrease of approximately $0.5 million from approximately $4.3 million in fiscal 2016. The decrease was attributable to the factors described above.

Recent Updates

As previously reported, on January 10, 2018, the Company signed a share purchase agreement (the “Agreement”) with Shanghai Shicai Minerals Co., Ltd. (“Shanghai Shicai”) to acquire all of the shares of Lishui Xincai Industrial Co., Ltd. (“Lishui XinCai”), a wholly-owned subsidiary of Shanghai Shicai, at a price of approximately $18.2 million (or RMB 120 million). Lishui Xincai owns 18% of the equity interests in Libo Haokun Stone Co., Ltd. (“Libo Haokun”). Following the completion of the acquisition, the Company indirectly holds a 18% stake in Libo Haokun. Libo Haokun holds a government-issued permit and has the exclusive right to mine a 0.11-square-kilometer marble quarry in the southwestern province of Guizhou, China. According to a geological report issued by Liaoning Nuclear Geological Survey Institute in June 2016, the quarry had estimated reserves of approximately 4.02 million cubic meters of ores.

About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech Holdings Ltd., together with its subsidiaries, primarily develops and manufactures bamboo-based charcoal products in China and internationally. It operates through three segments: Consumer Products, Trading, and Electric Vehicles. The company produces pressed and formed charcoal briquettes for use in grills, incense burners, and other applications under the Algold brand. It also offers Charcoal Doctor branded products, such as air purifiers and humidifiers, automotive accessories for air purification, underfloor humidity control, pillows and mattresses, wardrobe deodorizers, mouse pads and wrist mats, refrigerator deodorants, charcoal toilet cleaner disks, liquid charcoal cleaners, shoe insoles, and decorative charcoal gifts. In addition, the Company provides liquid byproduct consists of bamboo vinegar that is used in disinfectants, detergents, lotions, specialized soaps, toilet cleaners, and fertilizers, as well as in various agricultural applications. Further, it recently acquired a majority stake in Suzhou E-Motors as it has begun a focus on manufacturing special purpose electric vehicles and power batteries. The Company provides its products for industrial energy applications, as well as household cooking, heating, purification, agricultural, and cleaning uses. The company also exports its bamboo vinegar and bamboo charcoal purification products. For more information about Tantech Holdings Ltd., please visit: http://www.tantechholdings.com

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information please contact:

Tantech Holdings Ltd.
Ms. Ye Ren
IR Manager
+86-578-261-2869
ir@tantech.cn

Tantech Holdings Ltd and Subsidiaries

Consolidated Balance Sheets

(In US Dollars)

	December 31,	December 31,
	2017	2016
Assets
Current Assets
Cash and cash equivalents	$9,941,040	$5,942,842
Restricted cash	3,901,526	328,254
Notes receivable	15,370	-
Accounts receivable from continuing operations, net	44,834,930	35,904,345
Accounts receivable from EDLC business, net	5,420,047	4,736,547
Inventories, net	2,762,016	1,075,573
Advances to suppliers from continuing operations, net	11,290,625	10,055,316
Advances to suppliers from EDLC business, net	6,230,340	4,739,235
Prepaid value-added taxes	3,131,667	680,857
Other receivables , net	1,688,625	70,683
Current assets from discontinued operation	28,699	123,177
Total current assets	89,244,885	63,656,829

Property, plant and equipment, net	9,883,846	8,677,977

Other Assets
Accounts receivable from EDLC business	1,502,518	-
Advances to suppliers	2,109,005	8,638,260
Manufacturing rebate receivable	9,269,118	-
Deferred tax assets	-	94,153
Intangible assets, net	17,476,430	1,788,178
Deposit for asset acquisition	-	431,913
Deposit for business acquisition	-	10,423,500
Goodwill	9,001,924	-
Non-current assets from discontinued operations	-	591,857
Total Assets	$138,487,726	$94,302,667

Liabilities and Equity
Current Liabilities
Short-term bank loans	$5,208,893	$6,694,652
Bank acceptance notes payable	6,975,526	1,727,652
Accounts payable from continuing operations	5,543,226	575,487
Accounts payable from EDLC business	1,643,579	1,372,071
Due to related parties	2,995,228	-
Customer deposits	1,198,661	799,510
Taxes payable	796,182	720,492
Due to third parties	708,864	846,837
Accrued liabilities and other payables	1,719,103	1,359,897
Total Current Liabilities	26,789,262	14,096,598

Deferred tax liability	2,086,086	-
Total Liabilities	28,875,348	14,096,598

Stockholders’ Equity
Common stock, $0.001 par value, 50,000,000 shares authorized,
28,703,242 and 24,311,935 shares issued and outstanding as of December 31, 2017 and 2016, respectively	28,703	24,312
Additional paid-in capital	39,067,328	26,603,511
Statutory reserves	6,461,788	6,461,788
Retained earnings	56,356,369	52,589,154
Accumulated other comprehensive loss	(1,101,270)	(5,472,696)
Total Stockholders’ Equity	100,812,918	80,206,069
Noncontrolling interest	8,799,460	-
Total Equity	109,612,378	80,206,069
Total Liabilities and Equity	$138,487,726	$94,302,667

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Income and Comprehensive Income (Loss)

(In US Dollars)

	For the Years Ended December 31,
	2017	2016	2015

Revenues	$43,084,397	$40,532,595	$46,814,536

Cost of revenues	32,405,887	27,476,070	32,082,693

Gross Profit	10,678,510	13,056,525	14,731,843

Operating expenses
Selling expenses	790,191	690,024	857,115
General and administrative expenses	4,653,294	3,622,959	4,723,387
Research and development expenses	627,577	136,625	1,084,867
Total operating expenses	6,071,062	4,449,608	6,665,369

Income from operations	4,607,448	8,606,917	8,066,474

Other income (expenses)
Interest income	18,750	588	82,579
Interest expense	(551,545)	(470,656)	(410,471)
Government subsidy income	-	52,597	326,018
Other income, net	436,163	98,994	1,088,334
Total other income (expenses)	(96,632)	(318,477)	1,086,460

Income before income taxes	4,510,816	8,288,440	9,152,934
Provision for income taxes	1,528,003	1,367,270	2,115,915
Net income from continuing operations	2,982,813	6,921,170	7,037,019

Discontinued operation:
Net income (loss) from discontinued operations, net of tax	30,318	(2,313,477)	1,889,734
Net income	3,013,131	4,607,693	8,926,753

Less: Net loss (income) attributable to the noncontrolling interest from continuing operations	754,084	(308,442)	(487,928)

Net income attributable to common stockholders of Tantech Holding Inc.	$3,767,215	$4,299,251	8,438,825

Net income	3,013,131	4,607,693	8,926,753
Other comprehensive income:
Foreign currency translation income (losses)	4,341,324	(5,448,209)	(3,977,179)
Comprehensive gain (loss)	7,354,455	(840,516)	4,949,574
Less: Comprehensive loss attributable to noncontrolling interest	784,186	(70,029)	(289,069)
Comprehensive income (loss) attributable to common stockholders of Tantech Holding Inc.	$8,138,641	$(910,545)	$4,660,505

Earnings Per share -Basic and Diluted
Continuing operations	$0.15	$0.19	$0.40
Discontinuing operations	$0.00	$(0.10)	$0.09
Weighted Average Shares Outstanding - Basic and diluted
Continuing operations and discontinued operations	25,971,912	23,019,185	21,240,548

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

(In US Dollars)

	For the Years Ended December 31,
	2017	2016	2015
Cash flows from operating activities

Net income	$3,013,131	$4,607,693	$8,926,753
Net (income) loss from discontinued operations	(30,318)	2,313,477	(1,889,734)
Net income from continuing operations	2,982,813	6,921,170	7,037,019
Adjustments to reconcile net income to net cash
provided by (used in) operating activities from continuing operations:
Allowance for doubtful accounts - accounts receivable	2,632,813	239,487	949,823
Allowance for doubtful accounts - advance to suppliers	(45,507)	927,218	(47,883)
Allowance for doubtful accounts - loan to third parties	(16,827)	59,742	-
Inventory reserve (recovery)	13,908	(84,414)	156,775
Depreciation expense	613,296	534,252	546,528
Amortization of intangible asset	201,647	39,659	9,811
Gain from disposal of property, plant and equipment	-	-	197,026
Changes in operating assets and liabilities:
Accounts receivable	(1,378,315)	(3,192,557)	(212,550)
Advances to suppliers	4,127,511	(11,438,701)	(5,762,321)
Inventory	845,496	(97,373)	20,295
Other receivables	(812,643)	(11,192)	(49,507)
Government rebate receivable	(2,942,190)	-	-
Accounts payable	(955,969)	(965,208)	(486,409)
Accrued liabilities and other payables	(1,450,958)	346,725	728,339
Customer deposits	(377,020)	244,020	76,546
Taxes payable	(2,102,969)	87,175	(1,516,650)
Decrease (increase) in deferred tax liability	-	(98,473)	-
Net cash provided (used in) by continuing operations	1,335,086	(6,488,470)	1,646,842
Net cash provided by (used in) discontinued operating activities	968,949	(544,582)	2,803,690
Net cash provided by (used in) operating activities	2,304,035	(7,033,052)	4,450,532

Cash flows from investing activities
Acquisition of property, plant and equipment	(82,263)	(10,819)	(242,552)
Proceeds from disposal of property, plant and equipment	-	-	32,940
Payment for business acquisition	(4,552,240)	(3,372,925)	(8,030,000)
Cash acquired from business acquisition	35,707	-	-
Changes in deposit for asset acquisition	443,400	1,505,770	1,085,752
Net cash used in investing activities from continuing operations	(4,155,396)	(1,877,974)	(7,153,860)
Net cash provided by investing activities from discontinued operations	662,144	-	-
Net cash used in investing activities	(3,493,252)	(1,877,974)	(7,153,860)

Cash flows from financing activities
Changes in restricted cash	(3,392,606)	(343,316)	3,533,200
Proceeds from third party loan	-	885,694	-
Repayment of loans from third party	(187,706)	-	-
Proceeds from Banker’s acceptance notes payable	6,893,163	4,818,464	2,248,400
Repayments of Banker’s acceptance notes payable	(1,995,953)	(3,011,540)	(9,314,800)
Proceeds from bank loans	10,093,262	7,001,831	12,012,880
Repayments of bank loans	(11,957,020)	(8,251,620)	(5,299,800)
Due from related parties	(477,565)	-	-
Proceeds from issuance of common stocks	5,968,208	7,957,100	5,663,122
Net cash provided by financing activities from continuing operations	4,943,783	9,056,613	8,843,002
Net cash provided by financing activities from discontinued operations	-	-	-
Net cash provided by financing activities	4,943,783	9,056,613	8,843,002

Effect of exchange rate changes on cash and cash equivalents	243,632	(476,134)	(281,560)

Net increase (decrease) in cash and cash equivalents	3,998,198	(330,547)	5,858,114

Cash and cash equivalents, beginning of year	5,942,842	6,273,389	415,275

Cash and cash equivalents, end of year	$9,941,040	$5,942,842	$6,273,389

Supplemental disclosure information:
Income taxes paid	$1,156,976	$696,435	$2,892,808
Interest paid	$479,358	$261,625	$411,805

Supplemental non-cash activities:
Common shares issued for Minority interest buyback	$-	$2,160,142	$-
Common shares issued for acquisition of E-Motors	$6,500,000	$-	$-
Net book value of assets and liabilities of E-Motors acquired	$11,122,410	$-	$-